FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For December 2013

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge CB1 9NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X                                             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes       X                                             No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item

1.	Press release dated December 2, 2013 – ARM Accelerates Time to Market for Safety Certified Applications

2.	Press release dated December 13, 2013 – ARM Acquires Geomerics

3.	Press release dated December 13, 2013 – STMicroelectronics Joins ARM mbed Project

4.	Press release dated January 2, 2014 – Total Voting Rights

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 2, 2014

ARM HOLDINGS PLC. By: /s/ Tim Score Name: Tim Score Title: Chief Financial Officer

Item 1

ARM Accelerates Time to Market for Safety Certified Applications

New kit simplifies compiler qualification when creating functionally safe systems

Cambridge, UK – 2nd December 2013 – ARM® today announced the ARM Compiler Qualification Kit, a documentation package specifically designed to help developers achieve certification against safety standards such as IEC 61508 and ISO 26262. The kit provides evidence of the robustness and maturity of the ARM Compiler toolchain, saving months of effort for users who would otherwise have to create their own evidence for justifying their toolchain selection.

The ARM Compiler toolchain is already used in an extensive range of products that are certified against safety standards, covering Industrial Control, Automotive, Railway, and Medical applications. The ARM Compiler Qualification Kit can dramatically reduce the effort of certifying the software running on these types of products by providing usage guidelines for the safety-critical application developer and validation evidence demonstrating the appropriateness of the ARM Compiler toolchain for safety-related applications.

The Qualification Kit documentation can be used by the software developer, corporate safety manager, and the safety certification assessor as evidence that recommended best practices have been followed and that vendor developed test and defect reports have been analyzed with necessary mitigations put in place.

Users of toolchains that do not provide equivalent documentation face a longer, more expensive qualification process; either generating their own evidence,  or opting for third party certification, which typically lacks backing evidence or requires severe restrictions on toolchain functionality. With the approach taken by the ARM Compiler Qualification Kit, developers of ARM-based safety applications can take advantage of code generated with high levels of compiler optimization.

“ARM processors are fast becoming the de facto standard in safety-related applications and trusted hardware as well as proven software development tools are equally important,” said Reinhard Keil, director, MCU Tools, ARM. “The ARM Compiler Qualification Kit reduces validation efforts and simplifies certification of safety-critical systems with extensive reports and practical user guidelines that avoid degrading compiler optimizations.”

The ARM Compiler Qualification Kit consists of the following documents:

1.	Safety Manual
The Safety Manual informs the customer how to configure the toolchain for safety-related projects, including recommended use cases and mitigation strategies for potential errors.

2.	Defect Report
The Defect Report contains a listing of known defects and workarounds, whether found via internal testing or customer reported.

3.	Test Report
The Test Report provides C language conformance test results, demonstrating that the compiler generates correct output based on ISO c90 and c99 C language conformant input.

4.	Development Process Document
The Development Process document provides a description of the internal software development process used to produce the toolchain, including procedures for requirements and defect management, procedures for configuration management, traceability between source code commits and defects or requirements, and validation procedures.

Once the toolchain has been qualified internally, long term maintenance is important to protect that investment. The optional ARM Compiler Extended Maintenance Program provides long-term maintenance releases to a fixed compiler branch for a minimum of five years, with longer terms available if needed.

Availability
The ARM Compiler Qualification Kit and Extended Support option are aligned with ARM Compiler 5.04, which is now available. ARM Compiler 5.04 will be available as part of Development Studio 5 (DS-5) in December 2013 and Keil MDK-ARM in January 2014. For more information about the ARM Compiler Qualification Kit and Extended Maintenance program, please visit http://ds.arm.com/arm-compiler-qualification-kit.

About ARM
ARM designs the technology that is at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies.

The ARM Connected Community is the place that makes it easier for developers to find information for ARM-based designs, applications and projects. It is an interactive platform for all end users, media and partners of the ARM ecosystem. Join the conversation at http://community.arm.com.

Download Shared Purpose - 8 Leadership Lessons for the Ecosystem Age
The secrets of success from the Connected Community surrounding ARM

ARM website: http://www.arm.com
ARM Connected Community: http://community.arm.com
ARMFlix on YouTube: http://www.youtube.com/armflix

ARM on Twitter:
http://twitter.com/ARMPROffice
http://twitter.com/ARMMultimedia
http://twitter.com/ARMMobile
http://twitter.com/ARMCommunity
http://twitter.com/ARMEmbedded
http://twitter.com/ARMSoC
http://twitter.com/ARMTools
http://twitter.com/SoftwareOnARM

ENDS

ARM, Artisan and AMBA and Cortex are registered trademarks of ARM Limited. CoreLink, big.LITTLE, Mali and POP are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM Inc.; ARM KK; ARM Korea Limited.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway, AS and ARM Sweden AB.

ARM Press Contact

Phil Hughes
Email: phil.hughes@arm.com
Tel: +1 512 330 1844

Item 2

ARM Acquires Geomerics

ARM® expands its position at the forefront of the graphics industry with acquisition of leader in lighting technology, Geomerics®.

13 December, 2013, CAMBRIDGE, UK - ARM today acquired Geomerics, the leader in lighting technology for the gaming and entertainment industries. The acquisition expands ARM's position at the forefront of the visual computing and graphics industries. Additionally, the agreement enables Geomerics to build on their existing partnerships as well as accelerate their development in mobile.

“The innovative technologies being developed by Geomerics are already revolutionizing the console gaming experience and are set to rapidly accelerate the transition to photo realistic graphics in mobile,” said Pete Hutton, EVP and GM Media Processing Division, ARM. “Empowering Geomerics' portfolio with ARM's graphics capabilities and market reach will be transformative for the user experiences in future mobile and entertainment devices.”

Geomerics' Enlighten is the worlds' first fully real-time global illumination technology. With a focus on timesaving workflow features and a lightweight runtime, Enlighten is the only solution proven to deliver fully dynamic lighting on todays' PCs, game consoles and mobile platforms. The technology has been the lighting solution of choice for some of todays most advanced and best-selling game titles, including Battlefield 3 and 4, Need for Speed Rivals, Eve Online, and Medal of Honor: Warfighter.

“With lighting technologies developed by Geomerics, graphics artists can achieve truly realistic global illumination and other advanced lighting features in real time across multiple platforms today. This combination of ARM and Geomerics accelerates the realization of our vision to bring next generation console graphics to mobile devices,” said Dr. Chris Doran, COO, Geomerics. “Being part of ARM will allow us to accelerate our advanced developments for console and mobile platforms while also providing us with unmatched insights into the platforms and devices of tomorrow.”

Global illumination is a term used to describe advanced, photorealistic lighting effects in 3D graphics. Typical graphics applications today are limited to simple, direct lighting effects only. With global illumination, effects such as compound reflections, refractions, shadows and other advanced effects are enabled, providing more life-like graphics quality.

“Enlighten has helped EA provide new levels of realism and gameplay experience in titles such as our highly popular Battlefield franchise,” said Carl Almgren, Head of Development, Frostbite Game Engine. “We're delighted that ARM is committed to on-going development on all the key game console platforms and graphics architectures, as well as the on-going development of Geomerics' technologies.”

The terms of the deal have not been disclosed.

About ARM
ARM designs the technology that is at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM's comprehensive product offering includes RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company's broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies.

The ARM Connected Community is the place that makes it easier for developers to find information for ARM-based designs, applications and projects. It is an interactive platform for all end users, media and partners of the ARM ecosystem. Join the conversation at http://community.arm.com.

ARM website: http://www.arm.com
ARM Connected Community®: http://www.arm.com/community
ARM Blogs: http://blogs.arm.com
ARMFlix on YouTube: http://www.youtube.com/armflix

ARM on Twitter:
•	http://twitter.com/ARMPROffice
•	http://twitter.com/ARMMultimedia
•	http://twitter.com/ARMMobile
•	http://twitter.com/ARMCommunity
•	http://twitter.com/ARMEmbedded
•	http://twitter.com/ARMSoC
•	http://twitter.com/ARMTools
•	http://twitter.com/SoftwareOnARM

ENDS
ARM, Artisan and AMBA and Cortex are registered trademarks of ARM Limited. CoreLink, big.LITTLE, Mali and POP are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM Inc.; ARM KK; ARM Korea Limited.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway, AS and ARM Sweden AB.

ARM Press Contact
Phil Hughes
Email: phil.hughes@arm.com
Tel: +1 512 330 1844

Ben Haber
Email: bhaber@racepointgroup.com
Tel: +1 339-222-2263

Alice Jackson
Email: alice.jackson@racepointgroup.com
Tel: +44 (0) 20 8811 2126

Item 3

STMICROELECTRONICS JOINS ARM MBED PROJECT

New collaboration enables developers to create smart products with ARM-based industry-leading STM32 microcontrollers and accelerates the Internet of Things

19 December, Cambridge, UK and Geneva, Switzerland: ARM®, the world’s leading semiconductor IP supplier, and STMicroelectronics, a global semiconductor leader serving customers across the spectrum of electronic applications today announced that ST has joined the ARM mbed™ Project. The agreement gives developers using ST’s STM32 microcontroller range, based on the ARM Cortex®-M processor series, free access to the mbed software, development tools and online collaboration platform, enabling them to realize their own visions for the new wave of intelligent electronics products.

ARM mbed is a collaborative industry project to nurture the Internet of Things (IoT) and meet the needs of a new professional developer audience. It delivers free tools and fundamental open-source hardware and software building blocks for the rapid development of innovative ARM-based devices. The project also enables the easy integration of connectivity, sensor and cloud service software components and the tools and support for a dynamic, collaborative developer and partner ecosystem.

ST’s STM32 microcontroller range starts at starts at just $0.32, and the MCUs address the full spectrum of applications from simple products to entire platform solutions. Combined with the mbed platform, this offers software portability, diverse connectivity options and a rapid development approach for a full range of Internet of Things (IoT) applications.

“The mbed project is bringing together leading technology companies to create a step change in productivity for embedded device development,” said Simon Ford, director, IoT Platforms, ARM. “We have learnt from the web and smartphone revolutions that by building an open-source software platform with reusable software components and free development and collaboration tools, we can enable the creation of IoT and smart devices on a previously unimagined scale.”

“By joining the mbed project, ST is enabling developers across diverse markets to quickly prototype and create new products based on leading-edge STM32 microcontrollers,” said Daniel Colonna, Microcontrollers Marketing Manager at ST.  “The support for mbed will be launched with a brand new line of STM32 microcontroller development boards to provide a consistent way to develop with devices across the STM32 portfolio at hardware and software levels.”

The first mbed-enabled STM32 development boards will be launched in February 2014, and support for other boards and targets will follow. Find out more and get involved at http://mbed.org

About ARM
ARM designs the technology that is at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics

companies.   The ARM Connected Community is the place that makes it easier for developers to find information for ARM-based designs, applications and projects. It is an interactive platform for all end users, media and partners of the ARM ecosystem. Join the conversation at http://community.arm.com

Download Shared Purpose - 8 Leadership Lessons for the Ecosystem Age
The secrets of success from the Connected Community surrounding ARM
ARM website: http://www.arm.com
ARM Connected Community: http://community.arm.com
ARM Blogs: http:// arm.com/blogs
ARMFlix on YouTube: http://www.youtube.com/armflix

ARM on Twitter:
http://twitter.com/ARMPROffice
http://twitter.com/ARMMultimedia
http://twitter.com/ARMMobile
http://twitter.com/ARMCommunity
http://twitter.com/ARMEmbedded
http://twitter.com/ARMSoC
http://twitter.com/ARMTools
http://twitter.com/SoftwareOnARM

About STMicroelectronics
ST is a global leader in the semiconductor market serving customers across the spectrum of sense and power and automotive products and embedded processing solutions. From energy management and savings to trust and data security, from healthcare and wellness to smart consumer devices, in the home, car and office, at work and at play, ST is found everywhere microelectronics make a positive and innovative contribution to people's life. By getting more from technology to get more from life, ST stands for life.augmented.
In 2012, the Company’s net revenues were $8.49 billion. Further information on ST can be found at www.st.com.

ENDS
ARM, Artisan and AMBA and Cortex are registered trademarks of ARM Limited. CoreLink, big.LITTLE, Mali and POP are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM Inc.; ARM KK; ARM Korea Limited.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway, AS and ARM Sweden AB.

ARM Press Contact
Phil Hughes
Email: phil.hughes@arm.com
Tel: +1 512 330 1844

Item 4

ARM Holdings plc - Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

ARM Holdings plc's capital as at 31 December 2013 consists of shares of .05 pence each with voting rights.

Therefore, the total number of voting rights in ARM Holdings plc is 1,400,263,804.

The above figure 1,400,263,804 may be used by shareholders as the denominator for their calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, ARM Holdings plc under the FCA's Disclosure and Transparency Rules.

End